FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2 Dates of Material Change

July 28, 2022

July 29, 2022

August 4, 2022

Item 3 News Release

Integra disseminated new releases in respect of the material changes referred to in this report on July 28, 2022, July 29, 2022 and August 4, 2022. The news releases were subsequently filed on the Company's SEDAR profile.

Item 4 Summary of Material Change

On July 28, 2022, Integra announced the signing of a credit agreement with Beedie Investments Ltd. ("Beedie Capital" or the "Lender") for a US$20,000,000 convertible debenture facility (the "Convertible Facility"). The first tranche of US$10,000,000 was advanced on August 4, 2022 on closing and a second tranche of US$10,000,000, will be available for drawdown at the Company's election in US$2,500,000 minimum draws upon filing of the DeLamar Mining Plan of Operations.

The Company also announced an overnight marketed public offering of up to US$10,000,000 expected to be completed pursuant to an underwriting agreement to be entered into between the Company and Raymond James Ltd., as co-lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters co-led by Raymond James Ltd..

On July 29, 2022, Integra announced that it had priced its previously announced overnight marketed public offering (the "Offering") to be conducted pursuant to the terms and conditions of the underwriting agreement dated July 29, 2022 (the "Underwriting Agreement") entered into by the Company with Raymond James Ltd. and Cormark Securities Inc., as co-lead underwriters, PI Financial Corp. and Stifel Nicolaus Canada Inc. (collectively, the "Underwriters"). Pursuant to the Offering, Integra agreed to issue 15,151,515 common shares of the Company ("Shares") at a price of US$0.66 per Share (the "Offering Price") for gross proceeds of approximately US$10,000,000. In addition, Integra granted the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 15% of the number of Shares sold in the Offering for up to 30 days after the closing of the Offering, on the same terms and conditions as the Offering.

The Offering, including partial exercise of the Over-Allotment Option resulting in total gross proceeds of US$11,000,000, closed on August 4, 2022.

Item 5 Full Description of Material Change

On July 28, 2022, the Company, as borrower, and all of its subsidiaries, as guarantors, entered into a credit agreement (the "Credit Agreement") with Beedie Capital pursuant to which Beedie Capital will loan to the Company up to US$20,000,000 (the "Loan"). The Loan will be advanced as: (i) an initial advance of US$10,000,000 on closing of the Loan (the "Initial Advance"); and (ii) subsequent advances of at least US$2,500,000 at the Company's election (the "Subsequent Advances", together with the Initial Advance, the "Advances") up to US$10,000,000 (the "Standby Amount"), which is available for drawdown upon filing of the Mining Plan of Operations for the DeLamar Project. The Loan has a term of 36 months, which can be extended at the Company's election on satisfaction of certain conditions, and bears interest at a rate of 8.75% per annum, accrued for the first 24 months and then payable quarterly in either Common Shares or in cash at the Company's election. The Loan will be secured against the material assets of the Company and its subsidiaries.

The Loan will also be convertible into Common Shares at Beedie Capital's discretion based on the following conversion prices: (i) the Initial Advance will be convertible at a per Common Share price equal to C$1.22; and (ii) any Subsequent Advances will be convertible at a per Common Share price of the higher of (a) the Market Price (as defined in the Credit Agreement) of the Common Shares less the maximum permitted discount under the rules and policies of the TSX Venture Exchange ("TSXV"), and (b) a 20% premium above the 30 trading day volume-weighted average price ("VWAP") of the Common Shares, in each case measured on the close of trading on the trading day immediately prior to the earlier of the announcement of such Subsequent Advance and the date of the making of such Subsequent Advance. In the event that the 30-day VWAP of the Common Shares of the Company is equal to or greater than a 50% premium to the conversion price for a given Advance, then Integra shall have the right, exercisable in its sole discretion on delivery of written notice to the Lender, to require the Lender to convert 50% of the then outstanding principal amount of the applicable Advance into Common Shares at the conversion price of such Advance, subject to additional terms.

At any time during the term of the Loan, the Company will have the right to make a prepayment of the outstanding Advances in whole or in part so long as such prepayment is in a minimum amount of US$5,000,000 and in multiples of US$1,000,000, and will, if it exercises such prepayment right, be subject to certain provisions and prepayment fees. In connection with the Loan, Integra will also pay a US$300,000 commitment fee, representing 1.5% of US$20,000,000, and a standby fee equal to 2.0% per annum on the undrawn Standby Amount outstanding.

The Credit Agreement also provides that, if and for so long as Beedie Capital and its affiliates own at least 10% of the issued and outstanding Common Shares of the Company on a non-diluted basis, Beedie Capital will be entitled to nominate a representative to the Board of Directors of the Company and will have the right to participate in equity offerings of the Company in order to maintain its proportionate ownership percentage. Beedie Capital also has the right to appoint an observer to the Board of Directors for so long as there is at least a US$10,000,000 outstanding balance owing or Beedie Capital owns Common Shares represented by a minimum aggregate conversion price of US$10,000,000.

The Company and Beedie Capital settled definitive security agreements and related documents in respect of the Loan. Completion of the Loan was conditional upon, among other things, the parties settling the definitive security agreement and related documents, approval of the TSXV and completion of the Offering.

The first tranche of US$10,000,000 was advanced on August 4, 2022 on closing and a second tranche of US$10,000,000, will be available for drawdown at the Company's election in US$2,500,000 minimum draws upon filing of the DeLamar Mining Plan of Operations.

On July 28, 2022, Integra announced an overnight marketed public offering of up to US$10,000,000 expected to be completed pursuant to an underwriting agreement to be entered into between the Company and Raymond James Ltd., as co-lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters co-led by Raymond James Ltd..

On July 29, 2022, Integra announced that it had priced its previously announced overnight marketed public offering, to be conducted pursuant to the terms and conditions of the Underwriting Agreement. Pursuant to the Offering, Integra agreed to issue 15,151,515 common shares of the Company at a price of US$0.66 per Share for gross proceeds of approximately US$10,000,000. The Company also granted to the Underwriters the Over-Allotment Option to purchase up to 2,272,727 additional Common Shares at the Issue Price. The Over-Allotment Option was exercisable in whole or in part at any time for a period ending 30 days following the closing.

In connection with the Offering, the Company filed a preliminary prospectus supplement on July 28, 2022 (the "Preliminary Supplement") to its short form base shelf prospectus dated August 21, 2020 (the "Base Shelf Prospectus") and a final prospectus supplement (the "Final Supplement" and, together with the Preliminary Supplement, the "Supplements") to its Base Shelf Prospectus on July 29, 2022 with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec. The Supplements were also filed with the U.S. Securities and Exchange Commission as part of the Company's Registration Statement on Form F-10 (File No. 333-242483) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds of the Offering and the Initial Advance to advance the DeLamar Project and conduct shallow, oxide definition drilling on the DeLamar Project, aimed at resource expansion for the proposed heap leach operation, and for working capital and general corporate purposes, as further detailed in the Supplements.

The Offering, including partial exercise of the Over-Allotment Option resulting in total gross proceeds of US$11,000,000, closed on August 4, 2022.

The Underwriters received a cash commission equal to 4% of the gross proceeds of the Offering (other than the gross proceeds from the issue and sale of the Common Shares to Beedie Capital, for which a 2% cash commission was paid).

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Andrée St-Germain, Chief Financial Officer
Telephone (778) 873-8190

Item 9 Date of Report

August 5, 2022

Forward-Looking Statements

Certain information set forth in this material change report contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation (referred to herein as forward‐looking statements) and applicable United States securities laws. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the drawdown of the Initial Advance and the availability of the Standby Amount to be drawn down by the Company as Subsequent Advances pursuant to the Credit Agreement; the convertible nature of the Loan, including the Initial Advance and any Subsequent Advances; the availability of the Company's right to prepayment of outstanding Advances under the Credit Agreement; payment by the Company of fees payable under the Credit Agreement; the availability of Beedie Capital's rights under the Credit Agreement; the use of net proceeds of the Offering and the Initial Advance; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the assumption that the Credit Agreement has not been terminated; the Company's ability to pay the fees payable under the Credit Agreement; the absence of adverse conditions at the DeLamar Project, no unforeseen operational delays, no material delays in obtaining permits, and the price of gold remaining at levels that render the DeLamar Project economic, among other assumptions and factors, that make it reasonable for the Company to follow through with its intended use of net proceeds of the Offering and the Initial Advance. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's annual information form dated March 12, 2021 for the fiscal year ended December 31, 2020 and the Company's Form 40-F annual report for the year ended December 31, 2020.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein is presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This material change report also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believe these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this material change report and accordingly, the accuracy and completeness of such data is not guaranteed.